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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Golf Trust of America, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    38168B103
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                                 (CUSIP Number)

                                   Jan H. Loeb
                          6610 Cross Country Boulevard
                            Baltimore, Maryland 21215
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 38168B103

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       1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Jan H. Loeb

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       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  [_]

             (b)  [_]

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       3.    SEC Use Only
             ...........................................................

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       4.    Source of Funds (See Instructions)
             PF/00

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       5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e) [_]

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       6.    Citizenship or Place of Organization
             USA

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             7.    Sole Voting Power
                   540,600
Number of
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Shares       8.    Shared Voting Power
Beneficially       20,700
Owned by
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Each         9.    Sole Dispositive Power
Reporting          540,600
Person With
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             10.   Shared Dispositive Power
                   20,700

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       11.   Aggregate Amount Beneficially Owned by Each Reporting Person
             561,300

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       12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) [_]

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       13.   Percent of Class Represented by Amount in Row (11)
             7.13% /(1)/

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       14.   Type of Reporting Person (See Instructions)
             IN

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(1)  Percentage calculated on the basis of 7,872,443 shares of common stock issued and outstanding as of November 8, 2002, as set forth in Golf Trust of America, Inc.'s most recent filing with the Commission, a Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002

Item 1.            Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Golf Trust of America, Inc. (the "Issuer"), whose principal executive offices are located at 14 North Adger's Wharf, Charleston, South Carolina 29401.

Item 2.            Identity and Background

This statement is filed by Jan H. Loeb, whose address is 6610 Cross Country Boulevard, Baltimore, Maryland 21215.

Mr. Loeb is a Managing Director of Jefferies & Co., an investment banking firm located at 520, Madison Avenue, New York, New York 10019.

During the last five years, Mr. Loeb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. Loeb being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Loeb is a citizen of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration

The shares reported as beneficially owned by Mr. Loeb were purchased with Mr. Loeb's personal funds, and funds of an account for which Mr. Loeb serves as trustee, in the aggregate amount of $825,471.

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Item 4.            Purpose of Transaction

Mr. Loeb intends to analyze the results and progress of the Issuer's activities in connection with its plan of liquidation adopted in 2001 and, should he determine to do so, take action to encourage the board of directors and management of the Issuer to investigate alternative ways to maximize shareholder value. Such actions may include, without limitation, holding discussions with the Issuer's management and directors, and developing proposals regarding the business or management of the Issuer.

Mr. Loeb may in the future acquire additional shares of Common Stock or other securities of the Issuer, and may dispose of all or a portion of the Common Stock he beneficially owns in one or more open market or privately negotiated transactions.

Except as set forth in this statement, Mr. Loeb currently has no plans or proposals that related to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D.

Item 5.            Interest in Securities of the Issuer

(a) Mr. Loeb beneficially owns 561,300 shares of Common Stock or 7.13%, calculated on the basis of 7,872,443 shares of common stock issued and outstanding as of November 8, 2002, as set forth in Golf Trust of America, Inc.'s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002

(b) Mr. Loeb has sole voting and dispositive power with respect to 540,600 shares of Common Stock, and shared voting and dispositive power with respect to 20,700 shares of Common Stock.

(c) Shares beneficially owned by Mr. Loeb were acquired on the open market in the last 60 days as follows:

     Date           Shares        Price Per Share
     ----           ------        ---------------
     11/21/02        2,300            $1.20
     11/22/02       30,000            $1.20
     11/25/02       22,300            $1.20
     11/27/02        1,100            $1.20
     12/20/02       15,000            $1.35
     12/30/02       10,000            $1.30
     12/31/02       12,200            $1.30
       1/6/03      209,000            $1.50

(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the Common Stock beneficially owner by Mr. Loeb, except that dividends or sale proceeds of shares owned by Mr. Loeb's sons and by the account for which Mr. Loeb serves as trustee will be delivered to such persons or account, as the case may be.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Loeb and any other person with respect to the Common
Stock.

Item 7.            Material to Be Filed as Exhibits

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date:  January 16, 2003                        /s/  Jan H. Loeb
                                               ----------------
                                               Jan H. Loeb

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